SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

July 01, 2019

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew completes acquisition of optical tracking technology innovator Atracsys Sàrl
1 July 2019

Smith & Nephew plc (LSE:SN, NYSE:SNN), the global medical technology business, today announces it has completed the acquisition of Atracsys Sàrl, the Switzerland-based provider of optical tracking technology used in computer-assisted surgery. The acquisition supports Smith & Nephew's long-term commitment to develop its multi-asset digital surgery and robotics ecosystem to empower surgeons and improve clinical outcomes.

Atracsys' fusionTrack 500 optical tracking camera will be a core enabling technology for Smith & Nephew's next-generation robotics platform, due for commercial release in 2020. The fusionTrack 500 offers superior measurement speed and latency performance, supporting reduced procedure times, as well as increased accuracy resulting in finer precision surgical tasks, such as bone cuts, compared to existing tracking technology.

The commercial terms of the acquisition have not been disclosed.

ENDS

Enquiries

Investors
Andrew Swift                                                                                           +44 (0) 1923 477433
Smith & Nephew

Media
Charles Reynolds                                                                                     +44 (0) 1923 477314
Smith & Nephew

Charis Gresser/Ayesha Bharmal                                                              +44 (0) 207 404 5959
Brunswick

About Smith & Nephew
Smith & Nephew is a portfolio medical technology business that exists to restore people's bodies, and their self-belief. Smith & Nephew has leadership positions in Orthopaedics, Advanced Wound Management and Sports Medicine, more than 16,000 employees and a presence in more than 100 countries. Annual sales in 2018 were $4.9 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN). For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com and follow us on Twitter, LinkedIn or Facebook.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: July 01, 2019

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary